SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A
                                (RULE 13-D - 102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)







                        SUPREME INTERNATIONAL CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    868610106
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                                 (CUSIP Number)



                                Page 1 of 5 pages

                               CUSIP No. 868610106


(1)    Name of Reporting Persons  OSCAR FELDENKREIS

       S.S. or I.R.S. Identification Nos. of Above Persons

(2)    Check the Appropriate Box if a Member of a Group
       (See Instructions) (a) [ ] (b) [ ]

(3)    SEC Use Only

(4)    Citizenship or Place of Organization  U.S.A.

        Number of        (5)        See Voting Power                  778,192
        Shares Bene-
        ficially         (6)        Shared Voting Power                75,000
        Owned by
        Each Report-     (7)        Sole Dispositive Power            778,192
        ing Person
        With             (8)        Shared Dispositive Power           75,000

(9)    Aggregate Amount Beneficially Owned by Each Reporting Person   853,192 1

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)[ ]

(11)   Percent of Class Represented by Amount in Row (9)                19.5% 2


(12)   Type of Reporting Person (See Instructions)               IN






------------
1 Includes 748,192 shares of Common Stock held by a limited partnership of which the Reporting Person is the sole shareholder of the general partner and the sole limited partner, 30,000 shares of Common Stock held pursuant to the grant of stock options and 75,000 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director.

2 Calculated on the basis of 4,351,287 shares of Common Stock outstanding on January 31, 1997.



                                Page 2 of 5 pages

ITEM 1(A).        NAME OF ISSUER:

                  SUPREME INTERNATIONAL CORPORATION

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  7495 N.W. 48th Street
                  Miami, Florida  33166

ITEM 2(A).        NAME OF PERSON FILING:

                  Oscar Feldenkreis

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  7495 N.W. 48 Street
                  Miami, Florida  33166

ITEM 2(C).        CITIZENSHIP:

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

ITEM 2(C).        CUSIP NUMBER:

                  868610106

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), IDENTIFY THE STATUS OF THE PERSON FILING:

                  Not applicable.

ITEM 4.           OWNERSHIP:

         (a)      Amount Beneficiary Owned:  853,192 1 SHARES.


------------
1 Includes 748,192 shares of Common Stock held by a limited partnership of which the Reporting Person is the sole shareholder of the general partner and the sole limited partner, 30,000 shares of Common Stock held pursuant to the grant of stock options and 75,000 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director.


                                Page 3 of 5 pages

         (b)      Percent of Class:  19.5% 2

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to                 778,192
                           direct the vote

                  (ii)     shared power to vote or to                75,000
                           direct the vote

                  (iii)    sole power to dispose or to              778,192
                           direct the disposition of

                  (iv)     shared power to dispose or to             75,000
                           direct the disposition of

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.


------------
2 Calculated on the basis of 4,351,287 shares of Common Stock outstanding on January 31, 1997.


                                Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






February 4, 1997                                     /s/ OSCAR FELDENKREIS
                                                     -----------------------
                                                         Oscar Feldenkreis



                                Page 5 of 5 pages